CUSIP No. 980903 20 7           SCHEDULE 13D                    Page 1 of 8

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 5)

                      WORKGROUP TECHNOLOGY CORPORATION
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
                   --------------------------------------
                       (Title of Class of Securities)

                                 980903 20 7
                               (CUSIP Number)


                         Alexander S. Glovsky, Esq.
                         Nutter McClennen & Fish LLP
                           World Trade Center West
                            155 Seaport Boulevard
                              Boston, MA 02210
                                617-439-2000
          --------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                              November 13, 2002

           (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                       (Continued on following pages)

                             (Page 1 of 8 Pages)


CUSIP No. 980903 20 7           SCHEDULE 13D                    Page 2 of 8


---------------------------------------------------------------------------
1     Name of Reporting Persons
      I.R.S. identification numbers of above persons (entities only)

      Robert B. Ashton
---------------------------------------------------------------------------
2     Check the appropriate box if a member of a group*
                                                             (a)   [X]
                                                             (b)   [ ]
---------------------------------------------------------------------------
3     SEC use only


---------------------------------------------------------------------------
4     Source of Funds*

      PF
---------------------------------------------------------------------------
5     Check Box if disclosures of legal proceedings is
      required pursuant to Item 2(d) or 2(e)
                                                                   [ ]
---------------------------------------------------------------------------
6     Citizenship or place of organization

      U.S.A.
---------------------------------------------------------------------------
Number of                    7     Sole Voting Power                      0
Shares                       ----------------------------------------------
Beneficially                 8     Shared Voting Power              487,251
Owned By                     ----------------------------------------------
Each                         9     Sole Dispositive Power                 0
Reporting                    ----------------------------------------------
Person With                  10    Shared Dispositive Power         487,251
---------------------------------------------------------------------------
11    Aggregate amount beneficially owned by each reporting person
      487,251
---------------------------------------------------------------------------
12    Check box if the aggregate amount in row 11 excludes certain shares*
                                                                   [ ]
---------------------------------------------------------------------------
13    Percent of class represented by amount in row 11
      26.5%
---------------------------------------------------------------------------
14    Type of reporting person*
      IN
---------------------------------------------------------------------------

*     See instructions before filing out!


CUSIP No. 980903 20 7           SCHEDULE 13D                    Page 3 of 8


Robert B. Ashton (the "Reporting Person") hereby amends his statement on
Schedule 13D relating to the shares (the "Shares") of common stock, par value $.01 per share ("Common Stock"), Workgroup Technology Corporation (the "Issuer" or the "Company"), as set forth below.

      Item 4.  Purpose of Transaction

      Item 4 is hereby amended and restated in its entirety as follows:

      The Reporting Person purchased the Shares identified in his initial statement on Schedule 13D for investment purposes. After discussions with the Issuer's management and certain members of the Board of Directors of Issuer (the "Board"), however, the Reporting Person, in a letter dated as of January 22, 2002, informed the Board of his concerns regarding the Issuer's business, prospects and financial condition. Upon further discussions with management, the Reporting Person has come to the conclusion that the Issuer and its stockholders would be better served were the Issuer to be sold rather than to continue operations as a public company. In a letter dated March 15, 2002 (the "March Letter"), the Reporting Person informed the Issuer of his beliefs. The Reporting Person had discussed his position with other stockholders of the Issuer, including Johan Magnusson, an affiliate of Rocket Software, Inc. In the March Letter, the Reporting Person expressed his support for the proposal by Johan Magnusson on behalf of Rocket Software, Inc. to maximize stockholder value through the sale of the Issuer to Rocket Software, Inc. or to any higher bidder that may emerge after an open auction process.

      On November 13, 2002, SofTech Inc. ("SofTech"), SofTech Acquisition Corp. (the "Purchaser," and, collectively, with SofTech, the "SofTech Parties") and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which the Purchaser shall commence an offer to purchase all of the outstanding shares of Common Stock at a purchase price of $2.00 per share, net to the seller in cash, without interest, commencing within five business days of the public announcement of the Merger Agreement. In order to induce the SofTech Parties to enter into the Merger Agreement and commence the offer, concurrently with the execution and delivery of the Merger Agreement, the Reporting Person agreed with SofTech to enter into a certain Stockholders Agreement (the "Stockholders Agreement"), a copy of which is attached hereto as Exhibit 4.

      In the event that the Merger Agreement between the Company and the SofTech Parties is terminated, and the Stockholders Agreement is thereby terminated, the Reporting Person reserves his right to communicate, contact, share information with or otherwise discuss potential agreements and transactions with management of the Company and other stockholders of the Company, as well as with industry sources, financing sources, and other potential strategic or financial buyers. Any such discussions could have the effect of changing the Reporting Person's intentions with respect to his ownership of the Shares.

      Item 5.  Interest in Securities of the Issuer

      Items 5(a)-(c) are hereby amended and restated in their entirety as follows:


CUSIP No. 980903 20 7           SCHEDULE 13D                    Page 4 of 8

      (a),(b) & (c) By virtue of the Stockholders Agreement, the Reporting
                    Person and the SofTech Parties may be deemed a group and the beneficial owners of 487,251 shares of the Common Stock pursuant to Rule 13d-3(a)(1). Such Shares constitute approximately 26.5% of the issued and outstanding shares of the Common Stock. As described in Item 6, the Reporting Person has (i) granted the Company, or any nominee of the Company, a voting proxy and has agreed to vote the Shares in accordance with the terms set forth in the Stockholders Agreement, and
                    (ii) has agreed to tender his Shares within five business days of the public announcement of the Merger Agreement. As such, the Reporting Person and the SoftTech Parties may be deemed to share dispositive power of the Shares.

                    The names of the additional beneficial owners of the Shares and their state of organization, principal place of business and their principal business are:

                    SofTech, Inc., a Massachusetts corporation
                    2 Highwood Drive
                    Tewksbury, MA 01876
                    Software Development

                    SofTech Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of SofTech
                    c/o SofTech, Inc.
                    2 Highwood Drive
                    Tewksbury, MA 01876
                    Acquisition vehicle

                    During the past five years, neither the Reporting Person, the SoftTech Parties nor, to the knowledge of any of them, any of the directors or executive officers of the SofTech Parties, have been convicted in a criminal proceeding (excluding traffic violations or misdemeanors).

                    During the past five years, neither the Reporting Person, the SofTech Parties nor, to the knowledge of any of them, any of the directors or executive officers of the SofTech Parties, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either the Reporting Person, the SoftTech Parties or, to the knowledge of any of them, any of the directors or executive officers of the SoftTech Parties were or are subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities


CUSIP No. 980903 20 7           SCHEDULE 13D                    Page 5 of 8

                    subject to, Federal or State securities laws or finding any violation with respect to such laws.

                    Information set forth in this Amendment No. 5 to
                    Schedule 13D with respect to the SofTech Parties is to the knowledge of the Reporting Person and has been provided to the Reporting Person by the SofTech Parties.

      Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      Item 6 is hereby amended and restated in its entirety as follows:

      The Reporting Person acquired 400,245 of the Shares referred to in
Item 5 from the sellers pursuant to a Letter Agreement dated as of November 21, 2001, by and among the Reporting Person, Advent VI, L.P., Chestnut Capital International III, L.P., Advent Industrial II, L.P., Advent Atlantic and Pacific II, L.P., Advent New York, L.P., Advent Industrial II, L.P., Advent Atlantic and Pacific II, L.P., Advent New York, L.P. and TA Venture Investors, L.P. The Reporting Person paid $132,080.85 to the Sellers for such Shares.

      In order to induce the SofTech Parties to enter into the Merger Agreement and commence the offer, concurrently with the execution and delivery of the Merger Agreement, the Reporting Person agreed with SofTech to enter into the Stockholders Agreement, a copy of which is attached hereto as Exhibit 4.

      Under the Stockholders Agreement, the Reporting Person committed irrevocably to tender his Shares in the offer as promptly as practicable and in any event no later than the fifth business day following the commencement of the offer, and will not thereafter withdraw such tendered Shares.

      The Reporting Person has agreed to vote his Shares, and granted the Company, or any nominee of the Company, a proxy, irrevocable until termination of the Stockholders Agreement, permitting it to vote such Shares, at any meeting of the stockholders of the Company (i) in favor of the Merger and the Merger Agreement, (ii) against any action that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, and
(iii) against any action or agreement which would impede, interfere with or prevent the merger.

      The Reporting Person has agreed that, prior to the termination of the Stockholders Agreement, he will not (i) transfer, sell, assign, gift, pledge or otherwise dispose of, or consent to any of the foregoing ("Transfer"), any or all of his Shares, (ii) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer, (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of his Shares, (iv) deposit any of his


CUSIP No. 980903 20 7           SCHEDULE 13D                    Page 6 of 8


Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of his Shares or (v) take any other action that would in any way restrict, limit or interfere with the performance of his obligations under the Stockholders Agreement or the transactions contemplated by the Merger Agreement.

      The Reporting Person has agreed that he will not, and will not authorize or permit his representatives, directly or indirectly, to (i) solicit, initiate or encourage any inquiries regarding any extraordinary corporate transaction, such as merger, consolidation or other business combination involving the Company (each, an "Extraordinary Transaction"),
(ii) participate in any discussions or negotiations regarding any Extraordinary Transaction, or (iii) enter into any agreement with respect to any Extraordinary Transaction. The Reporting Person further agrees to cease any existing discussions regarding any Extraordinary Transaction and agrees to notify SofTech of any inquiry received by him regarding any Extraordinary Transaction.

      The Stockholders Agreement will terminate immediately upon the earliest of (i) the written mutual consent of the parties, (ii) the consummation of the merger or (iii) the termination of the Merger Agreement in accordance with its terms. In addition, the Stockholders Agreement may be terminated by the Reporting Person if SofTech and/or the Purchaser shall have failed to commence the offer within five business days of the public announcement of the Merger Agreement.

      The foregoing summaries of the Merger Agreement and the Stockholders Agreement described in this Item 6, do not purport to be complete and are qualified in their entirety. The full text of the Stockholders Agreement is attached hereto as Exhibit 4.

      The following documents are hereby filed as exhibits:

      1. Letter Agreement dated as of November 21, 2001, by and among Robert B. Ashton, Advent VI, L.P., Chestnut Capital International III, L.P., Advent Industrial II, L.P., Advent Atlantic and Pacific II, L.P., Advent New York, L.P. and TA Venture Investors, L.P. (incorporated by reference to the Reporting Person's Schedule 13D filed on November 30,
2001).

      2. Letter dated January 22, 2002, from the Reporting Person to the Issuer (incorporated by reference to the Reporting Person's Amendment No. 2 to his initial statements on Schedule 13D filed on January 23, 2002).

      3. Letter dated March 15, 2002, from the Reporting Person to the Issuer (incorporated by reference to the Reporting Person's Amendment No. 4 to his initial statement on Schedule D filed on March 15, 2002).

      4. Stockholders Agreement dated as of November 13, 2002, by and among Robert B. Ashton, SofTech, Inc. and SofTech Acquisition Corp.


CUSIP No. 980903 20 7           SCHEDULE 13D                    Page 7 of 8

                                  Signature

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certified that the information set forth in this Statement is true, complete and correct.


Dated:  November 13, 2002

                                       /s/ Robert B. Ashton
                                       --------------------
                                       Robert B. Ashton


CUSIP No. 980903 20 7           SCHEDULE 13D                    Page 8 of 8

                                EXHIBIT INDEX

      1. Letter Agreement dated as of November 21, 2001, by and among Robert B. Ashton, Advent VI, L.P., Chestnut Capital International III, L.P., Advent Industrial II, L.P., Advent Atlantic and Pacific II, L.P., Advent New York, L.P. and TA Venture Investors, L.P. (incorporated by reference to the Reporting Person's Schedule 13D filed on November 30,
2001).

      2. Letter dated January 22, 2002, from the Reporting Peron to the Issuer (incorporated by reference to the Reporting Person's Amendment No. 2 to his initial statement on Schedule 13D filed on January 23, 2002).

      3. Letter dated March 15, 2002, from the Reporting Person to the Issuer (incorporated by reference to the Reporting Person's Amendment No. 4 to his initial statement on Schedule D filed on March 15, 2002).

      4. Stockholders Agreement dated as of November 13, 2002, by and among Robert B. Ashton, SofTech, Inc. and SofTech Acquisition Corp.